Mail Stop 3561

September 2, 2009

Kevin J. Degenstein
President and Chief Operating Officer
Energy, Inc.
1 First Avenue South
Great Falls, Montana 59401

> **Re:** **Energy, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 25, 2009**
> **File No. 0-14183**

Dear Mr. Degenstein:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proxy Statement on Schedule 14A

The Board of Directors, page 19

Committees of the Board of Directors, page 22

1. We note your revised disclosure in response to prior comment 11 of our letter dated August 5, 2009 and your indication that the bonus amounts were based on each officer's individual contribution to the company and the attainment of certain financial objectives. Please elaborate upon the nature and amount of these financial objectives.

Executive Compensation, page 27

2. With respect to your summary compensation table, please revise to disclose
    compensation paid for your principal financial officer. Refer to Item 402(a)(3)(ii) of
    Regulation S-K. Also, please tell us why you have included only one named executive
    officer for the 2007 fiscal year (designated as "2007F") or revise to provide the
    information with respect to at least your principal executive officer, principal financial
    officer and up to two additional individuals for that fiscal year. Refer to Item 402(a)(3)(i)
    and (iv) of Regulation S-K.

The Transaction, page 34

Background of the Transaction, page 36

3. We note your response to prior comment 15 of our letter dated August 5, 2009. It does
    not appear that your revised disclosure includes all of the information you have provided
    in your response. Please revise your disclosure to include the information you provide
    with respect to Messrs. Argo and Abrams extensive business experience, the reasons you
    state as to why Messrs. Smith and Sprague were excluded from the discussions of the
    company's Board and your summary of Montana law regarding interested-director and
    related-party transactions.

4. We note your response to prior comment 16 of our letter dated August 5, 2009 and your
    indication that alternative transactions are considered by your Board of Directors, not the
    special committee. Please revise your disclosure to address whether your Board of
    Directors considered any alternatives to the acquisition proposed by Mr. Osborne and, if
    not, please state why not.

5. We note your response to prior comment 19 of our letter dated August 5, 2009 and your
    indication that the special committee reviewed other purchase price methodologies and
    determined that "these methodologies placed the value in the same range as the per
    customer value." Please revise your disclosure to disclose this conclusion and, in doing
    so, elaborate upon the methodologies utilized. In this regard, we note page 37 refers to
    multiples of EBITDA as another method of valuation that was considered by the special
    committee.

***

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kathleen L. Mesel
       Kohrman Jackson & Krantz PLL